COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss. **SUPERIOR COURT DEPARTMENT**

WESTERN INVESTMENT LLC, Plaintiff, v. DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG, Defendants.	C.A. No.

COMPLAINT

Plaintiff Western Investment LLC, makes the following allegations upon information and belief, except as to allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a shareholder action asserting both direct and derivative claims against and on behalf of defendants Deutsche Strategic Income Trust ("KST") and Deutsche Multi-Market Income Trust ("KMM," and together with KST, the "Trusts" or the "Funds"), and against the incumbent trustees of the Funds in connection with the joint annual meeting of KST and KMM that was held on September 30, 2016 (the "Annual Meeting").

2.   KST and KMM are governed by a classified Board of Trustees (with respect to each of KST and KMM, the "Board") consisting of the same eleven members, all of whom are named as individual defendants in this action. Plaintiff nominated four individuals – Arthur D. Lipson, Robert Ferguson, Matthew S. Crouse, and Neil R. Chelo ("Western Nominees") -- for election at the Annual Meeting to be seated as the KSM and KMM Class II trustees serving a three-year term expiring in 2019. The Class II trustees whose terms were set to expire at the 2016 annual meeting are four Board incumbents: Henry P. Becton, Jr., William McClayton, Paul K. Freeman, and Jean Gleason Stromberg.

3.   The Annual Meeting was convened as scheduled and a quorum was present for both Funds. On October 4, 2016 the inspector of elections certified the election results, which showed that the Western Nominees won the vote in both elections. For the KST election, in which 2.37 million, or 54.39% of the 4.35 million outstanding shares were present and voted, the Western Nominees each obtained votes representing more than 1.4 million shares and the incumbents obtained votes representing no more than 845,000 shares. For the KMM election, in which 11.97 million, or 53.47% of the 22.39 million outstanding shares were present and voted, the Western Nominees each obtained votes representing more than 6.2 million shares and the incumbents obtained votes representing less than 5.2 million shares.

4.   The defendants, however, have indicated in their proxy materials that they intend to apply a bylaw amendment, adopted in 2009 in response to shareholder activists and the potential for a proxy contest, which purports to require the vote of a majority of outstanding shares, rather than a plurality of votes casts (i.e., the candidate with the most votes wins), to elect trustees in the contested election of 2016. That vote threshold is virtually impossible to achieve in a contested election, due to the difficulty of obtaining proxies in such elections.

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Consequently, defendants have indicated that the incumbent trustees, who were soundly defeated in the election by the Western Nominees, will "hold over" as Class II trustees until 2019.

5.   Defendants' application of the newly-added "majority of outstanding" bylaw in this way is blatant and improper entrenchment. Incumbent board members may not lawfully advance their own interests over the will of the shareholders to block individuals selected by shareholders from being seated on the Board. The bylaw, which was unilaterally adopted by this very same self-interested Board, is unreasonable and has no valid purpose in the context of a contested election, let alone a compelling purpose. Its sole purpose in a contested election is to preclude the shareholder nominee from joining the Board and ensure that the incumbent who loses the election will nonetheless remain as the "hold over" trustee. The bylaw thus contravenes both the federal Investment Company Act of 1940 ("40 Act"), which prohibits directors from serving if they have not been elected at an annual meeting, and it is also inconsistent with the KST and the KMM Declarations of Trust, which incorporate the mandates of the 40 Act.

6.   Plaintiff has made demand on the Board, including a demand that the "majority of outstanding" bylaw cannot be applied in this contested election to preclude the Western Nominees from being seated as trustees. The Board did not respond to that demand by the date of the annual meeting, and has effectively rejected it. The incumbent Board, by failing to seat the nominees with the most votes on the Board, is breaching its fiduciary duties, and the Declaration of Trust, with its implied duty of good faith and fair dealing, and has amended the bylaws in a manner that is invalid and unconscionable. Plaintiff seeks declaratory and injunctive relief to remedy the irreparable harm to the Funds and its shareholders resulting from the delay and failure to seat the Western Nominees as trustees.

THE PARTIES

7.   Plaintiff Western Investment LLC ("Western") is a Delaware limited liability company, which is the beneficial owner (directly and through affiliates) of a significant amount of stock of KST and KMM. Arthur D. Lipson is the sole managing member of Western. The principal business address of Mr. Lipson and Western is located in Salt Lake City, Utah. Western has acted as the general partner, managing member or investment manager of private investment partnerships and certain funds since 1997. Western became a shareholder of KMM and KST, in 1997 and 2002 respectively, and has held shares in each continuously since then.

8.   Defendant Deutsche Strategic Income Trust is a closed end investment company registered under the 40 Act and organized as a Massachusetts business trust. KST's investment objective is to provide high current income, which it seeks to achieve by investing in corporate fixed income securities, fixed income securities of emerging markets and other foreign issues, and fixed income securities of the U.S. government and its agencies and private mortgage-backed securities. KST trades on the New York Stock Exchange under the symbol "KST."

9.   Defendant Deutsche Multi-Market Income Trust is a closed end investment company registered under the 40 Act and organized as a Massachusetts business trust. KMM's investment objective is to provide high current income consistent with prudent total return asset management, and it invests in a broad-range of income-producing securities, such as U.S. corporate fixed-income securities and obligations of foreign governments. KMM trades on the New York Stock Exchange under the symbol "KMM."

10.   KST and KMM have no employees, but are managed pursuant to an investment management agreement with Deutsche Investment Management Americas Inc. ("DIMA"), which is a wholly owned subsidiary of Deutsche Bank AG ("Deutsche") and is headquartered at 345

Park Avenue, New York, NY 10154. KST and KMM are part of the family of over 100 Deutsche funds, which are the result of a series of mergers and acquisitions by Deutsche of several investment managers of fund families over the last three decades, including Kemper, Scudder, Morgan Grenfell, Alex Brown, and Bankers Trust. Each of the Deutsche funds has a board of directors or trustees consisting of the eleven individuals identified below.

11.   Defendant Kenneth C. Froewiss is a Class III member of the Board whose term expires in 2017, and is the chairman of the board of not only KST and KMM, but of all of the boards of investment companies managed by DIMA. Froewiss has been a board member since 2001, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

12.   Defendant William McClayton is a Class II member of the Board whose term was to expire at the Annual Meeting, and is the vice chairman of the board of not only KST and KMM, but of all of the boards of investment companies managed by affiliates of Deutsche Bank. McClayton has been a board member since 2004, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

13.   Defendant Henry P. Becton, Jr. is a Class II member of the Board whose term was to expire at the Annual Meeting. Becton has been a board member since 1990, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

14.   Defendant Paul K. Freeman is a Class II member of the Board whose term was to expire at the Annual Meeting. Freeman has been a board member since 1993, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

15.   Defendant Jean Gleason Stromberg is a Class II member of the Board whose term was to expire at the Annual Meeting. Stromberg has been a board member since 1997, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

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16.   Defendant John W. Ballantine is a Class III member of the Board whose term expires in 2017. Ballantine has been a board member since 1999, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

17.   Defendant Dawn-Marie Driscoll is a Class III member of the Board whose term expires in 2017. Driscoll has been a board member since 1987, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

18.   Defendant Rebecca W. Rimel is a Class III member of the Board whose term expires in 2017. Rimel has been a board member since 1995, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

19.   Defendant Keith R. Fox is a Class I member of the Board whose term expires in 2018. Fox has been a board member since 1990, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

20.   Defendant Richard J. Herring is a Class I member of the Board whose term expires in 2018. Herring has been a board member since 1990, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

21.   Defendant William N. Searcy, Jr. is a Class I member of the Board whose term expires in 2018. Searcy has been a board member since 1993, and oversees as a board member a total of 103 portfolios in the Deutsche fund complex.

22.   There are now 103 portfolios in the Deutsche fund family, and each of the eleven trustees named above is a board member of those Deutsche funds and receives substantial consideration of over a quarter million dollars per year for serving as such. These eleven trustees, given their involvement with all 103 Deutsche funds, are beholden to Deutsche and its affiliates.

23.   According to the most recent proxy statements of KST and KMM, the mailing address of each of the defendant trustees above is P.O. Box 390601, Cambridge, Massachusetts.

THE 2009 BYLAW AMENDMENTS

24.   Until 2009, the bylaws of the Trusts, adopted pursuant to the Declarations of Trust, provided that all trustees of KST and KMM were elected at each annual meeting to serve until the following annual meeting, at which their successors were to be elected. In addition, the bylaws provided that trustees were to be elected by a plurality of votes cast, which is the traditional and only reasonable method of choosing between two competing candidates in an election -- the person with the most votes wins.

25.   Western and its affiliates are long-term stockholders in KST and KMM as well as a number of other closed-end funds in the Deutsche fund complex, and since 2008, have engaged in or stated their intention to engage in proxy contests with respect to the election of members of the Boards of those Deutsche funds and the approval of stockholder proposals on a variety of topics involving governance and management of the funds. Presented with this challenge from Western, the incumbent trustees responded in early 2009 by adopting a series of entrenching amendments to the KST and KMM bylaws that would make it impossible for shareholders to elect at an annual meeting individual trustees constituting a majority of the Board and that would make it almost impossible for a nominee who was not approved by the incumbent board to be seated on the Board. All of the defendants were trustees in 2009, and having taken their seats in the boardroom, they all decided to lock the door behind them.

26.   The first of the amendments was a bylaw change to create a classified board, dividing the board into three classes, with each class being elected for a three-year term expiring in consecutive years. Thus, at any one annual meeting, rather than electing the entire board, or a

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majority of the board, a shareholder could solicit proxies to elect shareholder nominees for only a third of the board in any given year. The trustees adopted this bylaw notwithstanding the fact that Deutsche, the investment advisor to the funds, had guidelines for voting securities held by the Funds which stated that the advisor's "policy is to vote against proposals to classify the board and for proposals to repeal classified boards and elect directors annually" because "[d]irectors should be held accountable on an annual basis." Thus, while the Funds opposed classified boards at the companies in which they invested because directors should be accountable on an annual basis, the trustees of the Funds made themselves unaccountable by classifying the Funds' boards.

27.   The trustees also adopted burdensome and unnecessary advance notice requirements for shareholders to present proposals and nominees at a shareholder meeting, and imposed high hurdles on the calling of a meeting by shareholders.

28.   Finally, the trustees sought to make it virtually impossible for shareholders to elect a trustee who was not an incumbent by amending the bylaws to require that trustees be elected by the vote of a majority of outstanding shares, rather than a plurality of votes cast. This "majority of outstanding" vote standard, if applied in a contested election, is virtually impossible to meet because far fewer than all shareholders vote in an election, making it extraordinarily difficult to get the votes of half of the outstanding shares entitled to vote. Indeed, the Funds' own bylaws recognize the low voter turnout in shareholder elections by imposing a quorum requirement – the minimum number of voting shares required to take action – of a mere 30% of outstanding shares.

29.   If the "majority of outstanding" bylaw amendment were applied in a contested election, the incumbents would be entrenched in office, and it would be nearly impossible for

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shareholders to elect anyone other than an incumbent. In a contested election, it is difficult in the case of KST or KMM to obtain even a quorum of a majority of outstanding shares, as the 2016 contested election demonstrates – only 53% of outstanding shares, a bare majority of outstanding shares, were voted at the meeting. In the case of the 2016 meeting, given the quorum of 53% of outstanding shares, the Western Nominees would have needed to secure over 93% of the votes cast at the meeting to satisfy the "majority of outstanding" bylaw.

30. By applying the "majority of outstanding" bylaw to the 2016 contested election, the Board will allow the incumbents to retain their board seats by "holding over" until the next election in 2019, even though they soundly lost the election and were rejected by shareholders in favor of the Western Nominees. Under the "majority of outstanding" bylaw, the incumbents, who lost by substantial margins, would "win" by "holding over," as they would even if 93% of votes had been cast in favor of the Western Nominees. If applied to the 2016 contested election, like most contested elections in which the shareholder nominee is preferred by shareholders, the "majority of outstanding" bylaw thwarts the will of the shareholders, precludes them from choosing trustees, and entrenches the incumbents in office.

31. Application of the "majority of outstanding" bylaw to contested elections discriminates only against the election of shareholder nominees. In the case of uncontested elections, where the incumbents run unchallenged by a shareholder nominee, Rule 452 of the New York Stock Exchange permits brokers to vote the shares of clients from whom they do not receive voting instructions, and the brokers generally cast those votes in favor of the election of the management incumbent nominee. The rule permits such so-called broker "discretionary voting" in the case of uncontested director elections for registered investment companies because of the problems such entities face in obtaining a quorum at shareholder meetings due to their

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large retail shareholder bases.[1] Thus, in an uncontested election for trustees, the discretionary votes of brokers who do not receive voting instructions from their clients result in much higher voter participation in the election and allow the incumbents to be elected by the votes of a majority of outstanding shares.

32.   In contested elections, however, brokers are prohibited from voting the shares of their clients, and as a result, far fewer shares are voted and companies have difficulty obtaining sufficient votes even for a quorum of shareholders to take action. In these circumstances, where votes may be cast by brokers only where they receive specific voting instructions from the owner of the shares, and where the votes are divided between an incumbent and a shareholder nominee, it is virtually impossible for any candidate to receive the votes of a majority of outstanding shares.

33.   By way of illustration, in the 2015 uncontested annual meeting, as a result of the discretionary voting by brokers of shares for which they had not received voting instructions from their clients, roughly 85% of the outstanding shares of KST and KMM were present and voted at the meeting, far more than the 53% of outstanding shares that were present and voted at the contested 2016 annual meeting.

34.   Thus, the "majority of outstanding" bylaw precludes the election of a board member only when a shareholder nominee is seeking a board seat, and if applied in a contested election, would have the unreasonable and unjustifiable result of allowing the loser of the

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[1] In 2010, the NYSE eliminated the ability of brokers to vote shares discretionarily in uncontested elections for all public companies except registered investment companies. The quorum difficulties faced by registered investment companies, due to their large retail shareholder base (who tend not to vote at frequently as institutional investors) was the primary reason that the NYSE did not eliminate discretionary voting for those companies. SEC Release No. 34-60215, at p. 34.

election - the incumbent who receives fewer votes than the shareholder nominee - to "hold over" on the Board for another three-year term.

35. As Andrew J. Donohue, SEC Chief of Staff and former Director of the SEC Division of Investment Management, explained in a speech given in 2009, this type of "majority of outstanding" vote requirement is nothing more than an entrenchment tactic, because "in a contested election, neither incumbents nor insurgents can garner the required vote" yet the incumbents will holdover until a successor is elected, which "amounts to an anti-takeover device that keeps the existing board in place."

THE 2016 JOINT ANNUAL MEETING OF KST AND KMM

36. In 2016, the trustees of KST and KMM were notified that Western Investment intended to nominate four directors to the Class II positions that were up for election at the 2016 annual meeting and to present a shareholder proposal recommending that the boards of each of the Funds be declassified. The Funds and Western Investment have conducted a proxy contest, in which each side has solicited proxies from shareholders of the Funds.

37. The joint proxy statement issued by KST and KMM indicates that the required vote for the election of directors and for the shareholder proposals is a majority of outstanding shares, indicating that the Funds intend to apply the bylaw amendments to preclude the successful election of Western Investment's nominees.

38. The Annual Meeting vote results certified by the inspector of elections on October 4, 2016 show that the Western Nominees received far more votes than did the incumbents. For the KST election, in which 54.39% of the shares voted, the Western Nominees each obtained votes representing more than 1.4 million shares and the incumbents obtained votes representing no more than 845,000 shares. For the KMM election, in which 53.47% of the shares voted, the

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Western Nominees each obtained votes representing more than 6.2 million shares and the incumbents obtained votes representing no more than 5.2 million shares. Yet because no candidate obtained votes representing the majority of the outstanding shares, the Board appears to be taking the position that the incumbents, the election losers, will "hold over" and remain on the Board until 2019.

39.   There is no reasonable or compelling purpose for applying the "majority of outstanding" bylaw to a contested election for trustees of the Funds. The only purpose, which is neither reasonable nor justifiable, is to preclude the seating of shareholder nominees who are chosen by the shareholders to serve as trustees and entrench the incumbent trustees in their board positions.

DEMAND ALLEGATIONS

40.   Plaintiff brings this as a direct action in that all shareholders have a direct interest in their right to elect directors, to cast votes that are meaningful and effective, and to challenge self-dealing actions of the trustees in entrenching themselves in control of the Funds. However, to the extent that the claims asserted in this complaint are claims that properly belong to the Trusts, which have an interest in fair and proper governance practices and in maintaining compliance with the 40 Act, plaintiff has made demand on the Board pursuant to the universal demand requirement set forth in Mass. Gen. Laws 156D § 7.42. A copy of the plaintiff's demand letter is attached as Exhibit A.

41.   Plaintiff's demand letter requested that the Board respond to the demand by September 29, 2016, a day before the scheduled annual meeting on September 30, 2016, so that an orderly election and seating of duly elected directors could take place at the annual meeting.

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42.   The Board has not responded to plaintiff's demand, and the Board appears to be applying the "majority of outstanding" bylaw to determine the outcome of the election, which will preclude the four Western Nominees from being seated as trustees. The Trusts are suffering irreparable injury, as the Board has taken the position that the incumbent Class II trustees are "holding over" and remain as trustees. Thus, trustees who were not elected at the 2016 annual meeting, but instead lost the election to the Western Nominees, purport to constitute the Class II directors. Because there remains a controversy over the legitimacy of the constituency Board, the validity of any actions it purports to take, and the compliance of the Trusts with the mandates of the Declaration of Trust and 40 Act, the Trusts and its shareholders are suffering irreparable injury.

43.   As a result of such irreparable injury, the time periods set forth in Mass. Gen. Laws 156D § 7.42 do not apply, and plaintiff is entitled to file its derivative claims.

FIRST CAUSE OF ACTION

(For Breach of Fiduciary Duty to the Funds and to Shareholders)

44.   Plaintiff re-alleges the previous paragraphs as if fully set forth here.

45.   The trustee defendants have a fiduciary duty of loyalty to the Funds and to the shareholders. In applying the "majority of outstanding" bylaw to the 2016 contested election for trustees and making it virtually impossible for shareholders to elect any trustee other than an incumbent, the trustees have wrongfully entrenched themselves as trustees and interfered with the shareholder franchise.

46.   Any action that has the effect of precluding shareholders from electing Board members of their choosing is invalid unless the trustees have a compelling justification for such action. There is no justification, let alone a compelling justification, for the trustees to apply a

preclusive bylaw amendment that interferes with the shareholder franchise and precludes the individuals with the most votes from being seated on the Board.

47.   Plaintiff and each of the Funds are entitled to an order prohibiting each of the Trusts and the Board from applying the "majority of outstanding" bylaw to the election of Board members at the 2016 contested annual meeting, and requiring the Board to seat as trustees the Western Nominees, who received the most votes at the Annual Meeting.

SECOND CAUSE OF ACTION

(For Breach of the Implied Duty of Good Faith and Fair Dealing to the Funds and Shareholders)

48.   Plaintiff re-alleges the previous paragraphs as if full set forth here.

49.   Each of the Funds was created pursuant to a Declaration of Trust that provides the trustees with the power, subject to the limitations imposed by the 40 Act or other applicable law, to adopt bylaws. The Board's right to adopt and make changes to the bylaws unilaterally is constrained by the implied duty of good faith and fair dealing, which requires such prospective changes to be reasonable.

50.   The "majority of outstanding" bylaw, when applied to contested elections, is not reasonable and creates absurd results, in which the election losers, who were affirmatively rejected by shareholders, can remain seated as "hold overs' for another three-year term on the Board. They bylaw's purpose is to entrench the incumbent trustees in the boardroom and preclude challenges to their incumbency. The application of the "majority of outstanding" bylaw to this contested election makes it virtually impossible for the trustees chosen by shareholders to take their seats on the Board.

51.   Nor are the preclusive bylaw amendments consistent with any duty of good faith or fair dealing. It is bad faith and unfair for the Board to adopt or apply a bylaw that purports to

justify the Board's refusal to seat a nominee chosen by shareholders. By definition the individual with the most votes in an election is the winner, regardless of how wide the margin is between the winner and the loser. Adopting a bylaw that purports to incorporate a method for determining who is elected other than the person who got the most votes, does not comply with "good faith and fair dealing" and transforms the annual meeting of shareholders from an "election" into a palace coup in which the incumbents simply never leave power.

52. In addition, Section 16(a) of the 40 Act, 15 U.S.C. §80A-16(a), precludes a person who has not been elected by shareholders at an annual meeting from serving as a director. If the "majority of outstanding" bylaw is applied to the 2016 annual meeting, the incumbent Class II trustees will not have been elected, will have been rejected, and will have lost the election at the annual meeting. Because under the 40 Act these individuals lost the election, they cannot serve as board members (as holdovers or otherwise). Moreover, under the 40 Act, 15 U.S.C. §80A-16(a), the remaining board members have no power to re-appoint the four Class II directors to serve as trustees.

53. Consistent with the duty of good faith and fair dealing, Plaintiff and each of the Funds are entitled to an order declaring that in a contested election, the "majority of outstanding" bylaw cannot be applied to preclude the winner of the most votes from being seated as a trustee, declaring that the Western Nominees are elected as trustees of the Funds, and requiring that the Funds seat the Western Nominees immediately on each Fund's board.

THIRD CAUSE OF ACTION

(Unconscionability)

54.   Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

55.   The "majority of outstanding" bylaw is unconscionable as applied to a contested election for trustees.

56.   Procedurally, the shareholders were provided no meaningful choice in the matter. They were not involved in the drafting of the KST or KMM Declaration of Trust, which gave the trustees the power to adopt bylaws, nor were shareholders involved in drafting or adopting the preclusive bylaw amendment.

57.   Substantively, the bylaw amendments make it virtually impossible for any shareholder to mount a contested election against the incumbents or for shareholders to choose trustees other than the incumbents, thereby purportedly allowing incumbents who are thoroughly defeated in an election to remain in office. This is a result that no shareholder would contemplate when investing in the stock of a publicly traded corporation on the New York Stock Exchange. There is no possible legitimate business reason for such a bylaw to be adopted or applied – its sole effect is to thwart the will of the shareholders and entrench the incumbents in the rare circumstance that shareholders have a choice of nominees -- a contested election.

58.   Plaintiff and the Funds are entitled to an order declaring the application of the "majority of outstanding" bylaw to a contested election for trustees to be an unconscionable breach of each of the trust agreements and a breach of the duty of good faith and fair dealing, and prohibiting each of the Funds and the Board from applying the "majority of outstanding" bylaw to the 2016 contested election for trustees, declaring that the Western Nominees are elected as

trustees of the Funds, and requiring that the Funds seat the Western Nominees immediately on each Fund's board.

FOURTH CAUSE OF ACTION

(For Violation of the 40 Act and Declaration of Trust on behalf of the Funds)

59.   Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

60.   The Declaration of Trust subjects the power of the trustees to the limitations imposed by the 40 Act. The 40 Act provides, in pertinent part, that "[n]o person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of that company at an annual or special meeting called for that purpose." 15 U.S.C. §80a-16. In addition, while the Declaration of Trust allows the trustees to adopt bylaws, its power to do so is limited by all applicable laws, including the fiduciary duties of the trustees and the duty of good faith and fair dealing.

61.   At the 2016 annual meeting, the incumbent directors lost the election. They received far fewer votes than the Western Nominees, and they were rejected and not elected by the shareholders at the annual meeting called for the purpose of electing directors. The Board has nonetheless refused to seat the Western Nominees and permitted the incumbents to "hold over" as trustees, notwithstanding the fact that they lost the election, which is a violation of the 40 Act and a breach of the trustees' fiduciary duties and a violation of their duty of good faith and fair dealing under the Declaration of Trust.

62.   The Funds and its shareholders are suffering and will suffer irreparable injury as a result of this violation of the 40 Act and the Declaration of Trust.

63.   Plaintiff and each of the Funds are entitled to an order declaring that the application of the "majority of outstanding" bylaw to the contested 2016 election has resulted in

a violation of the 40 Act and the Declaration of Trust, prohibiting the Board from applying that bylaw to the election of Board members in a contested election, and requiring the Board to seat the Western Nominees who received the most votes at the Annual Meeting.

FIFTH CAUSE OF ACTION

(For Injunctive Relief Against the Funds)

64. Plaintiff re-alleges the preceding paragraphs as if fully set forth here.

65. Because the "majority of outstanding" bylaw is being applied, as set forth above, in violation of the Board's fiduciary duties and in breach of the implied duty of good faith and fair dealing, and in breach of 40 Act and the Declaration of Trust, it cannot be applied to the contested election at the 2016 annual meeting of shareholders.

66. Plaintiff is entitled to an order declaring that the "majority of outstanding" bylaw cannot be applied to the 2016 annual meeting to preclude the seating of the Western Nominees as Class II trustees; and requiring the Funds and their agents to seat the Western Nominees as Class II trustees.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on its own behalf and derivatively on behalf of KST and KMM, hereby demands judgment as follows:

A. Declaring that the 2009 "majority of outstanding" bylaw cannot be applied to a contested election, and that the nominees who obtain a plurality of votes cast in a contested election are duly elected to the Board;

B. Declaring that the Western Nominees have been duly elected to the Board of the Funds;

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C. Issuing preliminary and permanent injunctive orders to implement the declaratory

   relief, and in particular, mandatorily requiring Defendants to seat the Western

   Nominees on the Board immediately;

D. Awarding Plaintiff's costs of the proceedings herein, including reasonable attorneys'

   fees and experts' fees and expenses;

E. Any and all such other and further relief that this Court may deem just and proper.

Dated: October 5, 2016   By its attorneys,



Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO # 661090)
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston MA 02210
Telephone: (617) 439-3939
tshapiro@shulaw.com
astewart@shulaw.com

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1350 Broadway
Suite 908
New York, New York 10018
Telephone: (917) 595-4600
gkeller@chitwoodlaw.com

Carol Shahmoon
CSS LEGAL GROUP, PLLC
1010 Northern Blvd., Suite 208
Great Neck, New York 11021
Telephone: (646) 517-4399
Facsimile: (646) 880-9359
cshahmoon@csslegalgroup.com

Counsel for Plaintiff

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT DEPARTMENT

WESTERN INVESTMENT LLC, Plaintiff, v. DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG, Defendants.	C.A. No.

VERIFICATION

STATE OF _UTAH_)
COUNTY OF _SALT LAKE_)

ARTHUR D. LIPSON, having been duly sworn, does hereby depose and say:

1.   I am the Managing Member of Plaintiff Western Investment LLC ("Plaintiff") and am authorized to execute this verification on behalf of Plaintiff.

2.   I have read the Complaint (the "Complaint"). To the extent the facts alleged in the Complaint are based on personal knowledge, they are true and correct, and I believe the remaining allegations in the Complaint are true, based on information and belief.



ARTHUR D. LIPSON

1 of 2

SWORN TO AND SUBSCRIBED BEFORE ME this 5th day of October, 2016.



Notary Public

My Commission Expires:

11/18/2018

THE GREAT SEAL OF THE STATE OF UTAH

CHRIS GODFREY
Notary Public
State Of Utah
My Commission Expires Nov. 18, 2018
COMMISSION # 680175

EXHIBIT A

CSS | LEGAL GROUP PLLC

CAROL S. SHAHMOON
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September 27, 2016

<u>Via Email (john.millette@db.com) and FedEx</u>
Board of Trustees
Deutsche Multi Market Income Trust
Deutsche Strategic Income Trust
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA02108
P.O. Box 390601
Cambridge, Massachusetts 02139

      Re: Shareholder Demand on the Board of KST and KMM

To the Board of Trustees:

We represent Western Investment, LLC, a significant long-term beneficial owner of shares in each of Deutsche Multi Market Income Trust ("KMM") and Deutsche Strategic Income Trust ("KST," and together with KMM, the "Funds"). We write on behalf of Western Investment to demand that the Board of Trustees of KMM and KST (the "Board")[1] take action to redress the harm set forth below.

Western Investment is a long-term beneficial owner of a number of closed-end funds in the Deutsche fund complex (in addition to KST and KMM), and since 2008, Western and its affiliates have engaged in or stated their intention to engage in proxy contests with respect to the election of members of the boards of those Deutsche funds and the approval of stockholder proposals on a variety of topics involving governance and management of the Deutsche funds. In response to this shareholder activism, this Board in 2009 adopted a series of entrenching amendments to the KST and KMM bylaws in a self-interested effort to preclude any challenge to the incumbent trustees and to preclude shareholders from electing dissidents to govern the Funds.

Among those preclusive bylaw amendments was the change in the vote requirement to elect directors, increasing the requirement from a plurality of votes cast at the annual meeting to the votes of a majority of outstanding shares. The trustees knew that it was virtually impossible

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[1] KST and KMM are organized as Massachusetts business trusts. The eleven-member Board also constitutes the board of 103 other portfolios managed by Deutsche.

to achieve this standard in a contested election and, as a result, the incumbents would "hold over" and become entrenched in office.[2] In addition, the board was divided into three classes, giving shareholders the right to vote for only one-third of the board in any election year.

These bylaw amendments interfere with the most fundamental right of shareholders -- to choose Board members to oversee the management of a company. Even when shareholders vote overwhelmingly in favor of an opposition slate, these bylaws will purportedly result in the incumbents, even though they are soundly defeated in the election, to hold their seats for three more years, contrary to the will of the shareholders. For example, in a contested election, if 49% of the outstanding shares were voted and 98% of those votes were cast for a dissident slate, that slate chosen by shareholders would be blocked from being seated on the Board and shareholders would not be permitted to vote on those Board positions for three more years, even though the quorum requirement (of 30%) was more than satisfied. To permit incumbents to be forever entrenched in this way, when shareholders have voted against them, is unreasonable, unconscionable, unfair, and lacking good faith. Per the mandate of proxy and governance advisory firms and Deutsche's own stated policy as to the governance of companies in which it owns shares -- board members should be elected at least annually so that they are held accountable to shareholders.

The bylaw amendments cannot lawfully be applied to block dissidents from joining the Board for a number of reasons. The only purpose of applying these bylaws in a contested election is to manipulate the election machinery to entrench the incumbent trustees, all of whom are obviously self-interested in the application of this vote standard. There was no proper justification, let alone a compelling justification, for adopting them in 2009, or for applying them now in a contested election for trustees of the Funds. In addition, the bylaw amendments, as unilaterally adopted by the trustees, should not be applied as a matter of contract law; they are unreasonable and unconscionable, and in violation of the contractual duty of good faith and fair dealing.

Western Investment has properly nominated four individuals to be elected to the Board at the upcoming joint annual meeting of KST and KMM scheduled for September 30, 2016, and it appears, based on vote counts as of September 26, 2016, that those nominees will have substantially more votes – by a margin of more than two to one - than the incumbents. According to the joint proxy statement of KST and KMM, however, the Board will nonetheless be applying the "majority of the outstanding" vote standard rather than the "plurality" standard in determining which individuals should be seated on the Board. By doing so, the Board will be breaching its fiduciary duties, the trustees' duty of good faith and fair dealing under the trust agreements, and attempting to enforce unconscionable contract terms.

In addition, should the Board permit the incumbents to remain in office due to the "majority of outstanding" bylaw, the Funds would be in violation of the requirement under the

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[2] In uncontested elections, where only the incumbent is running for office, the rules of the stock exchange permit brokers to vote the shares of their clients from whom they do not receive voting instructions, and the brokers generally cast their votes for management. The result is that the number of voting shares far exceeds 50% of the outstanding shares, all of which are voted for the only option on the ballot – the election of the incumbent.

Investment Company Act of 1940 (the "40 Act"),15 U.S.C. § 80a-16(a), which provides that no person shall serve as a director of a registered investment company unless elected by the shareholders. After the votes are counted at the duly called, formally convened 2016 annual meeting, the four incumbents will not be elected and will in fact be rejected by shareholders. Thus, per the 40 Act, they cannot serve. Likewise, Article IV, Section 1(g) of the Agreement and Declaration of Trust of each of KST and KMM, which incorporates the 40 Act requirements, precludes those four incumbents from remaining on the Board as holdovers.[3]

We make this demand pursuant to Mass. Gen. Laws ch. 156D § 7.42 that the Board take action on behalf of the Funds to remedy the corporate governance issues described above, without waiver of our right to assert that the entire Board is self-interested in the issues raised by this demand letter and without waiver of our right to assert direct claims against the Board or the Funds. We expect the Board to consider the merits of this shareholder demand and to assure us that the "majority of outstanding" standard will not be applied to preclude the opposition slate from being seated, should there be a quorum of shareholders represented at the 2016 annual meeting and should the opposition slate get more votes than the incumbents.[4] Furthermore, because the Funds and their shareholders will suffer irreparable injury if the Board were to refuse to seat Board members chosen by shareholders, we request that you respond to this demand immediately and at the latest on Thursday, September 29, 2016, at 10 a.m., one day before the annual meeting will be convened on September 30, 2016.

Sincerely,

Carol Shahmoon, Esq.

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[3] *See* KMM Amended and Restated Agreement and Declaration of Trust, dated Jan. 9, 1989, as amended effective Feb. 6, 2006; KST Amended and Restated Agreement and Declaration of Trust, dated Apr. 8, 1994, as amended effective Feb. 6, 2006.

[4] To avoid irreparable harm, the Board must apply its remedy to the 2016 annual meeting, whether it is accomplished by treating the "majority of outstanding" standard as invalid or waived or by taking formal action to ensure that the bylaw amendments do not apply in the case of a contested trustee election,